                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                             Citation Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
            ------------------------------------------------------
                        (Title of Class of Securities)

                                   172895104
            ------------------------------------------------------
                                (CUSIP Number)

                                William B. Long
                            Drummond Company, Inc.
                            530 Beacon Parkway West
                          Birmingham, Alabama  35209
                              (205) 945-6525

                                With a copy to:

                               Gregory S. Curran
                         Maynard, Cooper & Gale, P.C.
                             1901 6th Avenue North
                                  Suite 2400
                          Birmingham, Alabama  35203
                                (205) 254-1098

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 21, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [_].
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                                 SCHEDULE 13D

CUSIP NO. 172895104

--------------------------------------------------------------------------------
(1) Name of Reporting Person.

          Drummond Company, Inc.

    S.S. or I.R.S. Identification Nos. of Above Person.

          63-0653224

--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group
    (a)  [_]
    (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

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(4)  Source of Funds
     NA
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  [_]

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(6)  Citizenship or Place of Organization
          AL
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Number of Shares Beneficially   (7)  Sole Voting Power
Owned by Each Reporting              1,336,400
Person With
                                ------------------------------------------------
                                (8)  Shared Voting Power
                                     -0-
                                ------------------------------------------------
                                (9)  Sole Dispositive Power
                                     1,336,400
                                ------------------------------------------------
                                (10) Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,336,400
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person
          CO
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         Drummond hereby amends and supplements the statement on Schedule 13D, filed November 16, 1998, and as amended by Amendment No. 1 thereto, filed January 5, 1999 (as amended, the "Original Statement"), with respect to the common stock, $.01 par value per share, of Citation Corporation, a Delaware corporation ("Citation"), held by Drummond as set forth in this Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration

         The response set forth in Item 3 of the Original Statement is hereby amended and supplemented by adding the following:

         On January 21, 1999, Drummond Company, Inc. ("Drummond") notified T. Morris Hackney ("Hackney") that it will not exercise its option to purchase the 4,000,000 shares of Citation Corporation ("Citation") common stock (the "Shares") in accordance with the terms of that certain Call Option Agreement, dated as of November 6, 1998, between Drummond and Hackney (the "Option Agreement"), thereby terminating the Option Agreement.

Item 4.  Purpose of Transaction

         The response set forth in Item 4 of the Original Statement is hereby amended and supplemented by the following:

         On January 21, 1999, Drummond notified Hackney that it will not exercise its option to purchase the Shares in accordance with the terms of the Option Agreement, thereby terminating the Option Agreement. Following its internal evaluation and considering the advice of its advisors, Drummond determined that the $20 per share option price established in the Call Option Agreement is not an attractive price to Drummond for Citation common stock.

         Drummond currently holds 1,336,400 shares, or approximately 7.5%, of the outstanding common stock of Citation. Drummond continues to believe that a further investment in Citation or a business combination transaction involving Citation at prices below the price represented by the Call Option Agreement may be an attractive opportunity. Accordingly, Drummond will continue to evaluate the possibility of additional purchases of Citation common stock, either in privately negotiated purchases or in open market transactions, or the possibility of a business combination transaction with, or acquisition of control of, Citation. Such evaluation may involve discussions or negotiations with Citation, through its Board of Directors or special committee, or with individual stockholders of Citation.

Item 5.  Interest in Securities of the Issuer

         The response set forth in Item 5 of the Original Statement is hereby amended and supplemented by the following:

         Drummond is the beneficial owner of 1,336,400 shares of Citation common stock, constituting approximately 7.5% of the issued and outstanding common stock of Citation. On January 21, 1999, Drummond notified Hackney that it will not exercise its option to purchase the Shares in accordance with the terms of the Option Agreement, thereby terminating the Option Agreement.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         The response set forth in Item 6 of the Original Statement is hereby amended and supplemented by the following:

         On January 21, 1999, Drummond notified Hackney that it will not exercise its option to purchase the Shares in accordance with the terms of the Option Agreement, thereby terminating the Option Agreement.

Item 7.   Material to be Filed as Exhibits

         Exhibit 99.3 - Letter, dated January 21, 1999, form Drummond Company,
                        Inc. to T. Morris Hackney.

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                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     January 21, 1999.



                                                  DRUMMOND COMPANY, INC.


                                                  By:  /s/ Guy K. Mitchell, Jr.
                                                       -----------------------
                                                       Guy K. Mitchell, Jr.
                                                       President